SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Arqit Quantum Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0567U101

(CUSIP Number)

January 5, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Liberum Wealth Limited†
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,192,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,192,494

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,192,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%*
12	TYPE OF REPORTING PERSON OO

†

On 18 March 2022, Notion Capital III GP LLP transferred the legal title to 15,948,285 shares (the “Shares”) to MNL Nominees Limited and subsequently on 8 July 2022 the legal title to the Shares was transferred to Ropemaker Nominees Limited. On 29 September 2022, MNL Nominees Limited also transferred the legal title to the remaining 244,209 shares it held to Ropemaker Nominees Limited, a wholly owned subsidiary of Liberum Wealth Limited. On 30 December 2022, Ropemaker Nominees Limited transferred the legal title to the 16,192,494 shares it held to an account at The Depository Trust & Clearing Corporation for BNP Paribas, New York Branch as sub-custodian to Liberum Wealth Limited. Liberum Wealth Limited and Ropemaker Nominees Limited are appointed as nominee and custodian by Notion Capital III GP LLP and Notion Capital Managers LLP and hold the shares in such capacity. The beneficial ownership of all shares did not change pursuant to such transfers.

*

Percentage calculated based on 121,926,166 ordinary shares issued and outstanding as of September 30, 2022, as reported in Issuer’s Form 20-F (No. 001-40777) as filed with the Securities and Exchange Commission.

CUSIP No. G0567U101	SCHEDULE 13G	Page 2 of 5

Item 1(a).	Name of Issuer

Arqit Quantum Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom

Item 2(a).	Name of Person Filing

Liberum Wealth Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence

1st Floor Royal Chambers, St Julian’s Avenue, St Peters Port, GY1 3JX, Guernsey

Item 2(c).	Citizenship

Not applicable.

Item 2(d).	Title of Class of Securities

Ordinary Shares.

Item 2(e).	CUSIP Number

G0567U101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership Liberum Wealth Limited†

(a) Amount beneficially owned:

16,192,494 ordinary shares

(b) Percent of class:

13.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

16,192,494

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

16,192,494

CUSIP No. G0567U101	SCHEDULE 13G	Page 3 of 5

†

On 18 March 2022, Notion Capital III GP LLP transferred the legal title to 15,948,285 shares (the “Shares”) to MNL Nominees Limited and subsequently on 8 July 2022 the legal title to the Shares was transferred to Ropemaker Nominees Limited. On 29 September 2022, MNL Nominees Limited also transferred the legal title to the remaining 244,209 shares it held to Ropemaker Nominees Limited, a wholly owned subsidiary of Liberum Wealth Limited. On 30 December 2022, Ropemaker Nominees Limited transferred the legal title to the 16,192,494 shares it held to an account at The Depository Trust & Clearing Corporation for BNP Paribas, New York Branch as sub-custodian to Liberum Wealth Limited. Liberum Wealth Limited and Ropemaker Nominees Limited are appointed as nominee and custodian by Notion Capital III GP LLP and Notion Capital Managers LLP and hold the shares in such capacity. The beneficial ownership of all shares did not change pursuant to such transfers.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G0567U101	SCHEDULE 13G	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

Liberum Wealth Limited

By:	/s/ Stephen Ozanne
Stephen Ozanne, Authorized Signatory

CUSIP No. G0567U101	SCHEDULE 13G	Page 5 of 5